Question #77.Q1

Effective March 28, 2006, MDT Funds has changed the name of the MDT Balanced Growth Fund (the “Fund”) to the “MDT Balanced Fund.” There will be no change to the investment objectives or principal investment strategies of the Fund in connection with this name change.